Exhibit 23.01
Consent of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (No. 333-131427) on Form S-8 of Oracle Corporation of our report dated May 7, 2009, with respect to the statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year December 31, 2008, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2008, which report appears in the annual report on Form 11-K for the fiscal year ended December 31, 2008 relating to the Oracle Corporation 401(k) Savings and Investment Plan.
/s/ IRELAND SAN FILIPPO, LLP
San Mateo, California
May 7, 2009